SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-----------------
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date:  For the month of February 2003
Oxford GlycoSciences Plc
(Registrant's Name)
The Forum, 86 Milton Park
Abingdon
United Kingdom OX14 4RY
(Registrant's Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc


By:     John Ilett
Name:   John Ilett
Title:  Company Secretary
Date:   February 6, 2003

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                                  EXHIBIT INDEX

This filing contains the following exhibits:

Exhibit                             Description
-------                             -----------

99.1     Listing Particulars of Oxford GlycoSciences Plc dated February 6, 2003

99.2     Scheme Document dated February 6, 2003

99.3 Form of Proxy for use by Shareholders at the Oxford GlycoSciences Plc Extraordinary General Meeting

99.4 Form of Voting Instruction Card for use by ADS holders at the Oxford GlycoSciences Plc Extraordinary General Meeting